Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

For the Six Months ended June 30, 2003

(Dollars in Thousands)

Restated

EARNINGS:
Income before income taxes and minority interest	$48,382
Add (Deduct):
Earnings on Equity Method Investments	(26,267)
Distributions from Minority Subsidiaries	17,884
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(5,300)
34,699
Add fixed charges:
Consolidated interest expense	99,758
Interest Portion (1/3) of Consolidated Rent Expense	13,731
$148,188

FIXED CHARGES:
Consolidated interest expense	$99,758
Interest Portion (1/3) of Consolidated Rent Expense	13,731
$113,489

RATIO OF EARNINGS TO FIXED CHARGES	1.31

Tax-Effected Preferred Dividends	$364
Fixed Charges	113,489
Fixed Charges and Preferred Dividends	$113,853

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.30